Exhibit 99

For Immediate Release

SAES GETTERS REPORTS THE APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

(March 19, 2003, Milan – Italy) Saes Getters S.p.A. (Nasdaq: SAESY) today announced that the Board of Directors approved the 2002 consolidated financial statements.

In 2002 consolidated net sales were €141.2 million (€160.2 million in 2001) and consolidated net income was €6.5 million (€14.1 million in the year-ago period).

SAES Getters S.p.A. Shareholders’ Ordinary Meeting will be held on April 23, 2003 at first call (and April 24, 2003 at second call) to approve the 2002 consolidated financial statements. Shareholders will also vote on the Board of Directors’ proposal to declare a 2002 dividend of €0.15 and €0.1656 for the Ordinary and Savings Shares, respectively.

The Ordinary Shareholders’ Meeting is also convened to determine the number of Directors, to elect Directors and to fix the compensation for the Board of Directors and the members of the Audit Committee (Committee for Internal Control and Corporate Governance). Furthermore, the Ordinary Shareholders’ Meeting is convened to appoint the Statutory Auditors and the Chairman of the Board of Statutory Auditors, to determine their compensations and to authorize the Board of Directors to buy-back shares up to a limit of 2 million shares (of any category).

“2002 results dropped as a consequence of the weakness in some of the main markets in which the Group operates. Nevertheless, the Group confirmed its product and market leadership and solid financial performance” said Mr. Paolo della Porta, Chief Executive Officer of the Saes Getters Group. “The Components Aggregate achieved positive results in terms of sales and margins, but not sufficient to compensate the reduction in sales and margins of the Equipment Aggregate. For the time being profitability recovery in this Aggregate represents our main priority: several restructurings have been already finalized, but further efforts are ongoing. Despite the tough environment, R&D, commercial and marketing efforts continued also with the launch of new analyzers for existing fabs. We are confident that these new products will contribute to stabilize sales in the future”, added Mr. Paolo della Porta. “With reference to the first two months of 2003, the volume increase was offset by the depreciation of the US dollar and the Japanese yen against the euro”.

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Components Business

Consolidated revenues of the Components Business increased by 12.4% (17.1% net of exchange rate effect) to €106.4 million from €94.7 million in 2001.

In particular, net sales of the Display Devices Business Area grew by 9.4% to €60.1 million compared to €55 million in 2001. The increase, net of exchange rate effect, was 13.8% thanks to the growth of the cathode ray tube market. The negative exchange rate effect (– 4.4%) was mainly due to the depreciation of the US dollar against the euro.

Revenues of the Light Sources Business Area were €28.1 million in 2002, reflecting an increase of 36.3% (41.7% net of exchange rate effect) compared to 2001. The rise was mainly due to a stronger demand of mercury dispensers for cold cathode lamps used as back-lighting of liquid crystal displays.

Revenues from the Electronic Devices & Flat Panels Business Area decreased by 12.2% (– 8.3% net of exchange rate effect) to €12.2 million, as a result of the slowdown in the telecommunication market and the subsequent decrease in sales of getter assemblies for optical amplifiers.

Net sales of the Vacuum Systems & Thermal Insulation Business Area increased by 14.6% (20.4% net of exchange rate effect) to €6.1 million from €5.3 million in 2001. The rise was due to higher sales of getters for thermal insulation used in vacuum bottles and getter pumps for particle accelerators and analytical instruments.

Gross profit for the Components Business grew to €55.9 million in 2002, compared to €49.2 million in 2001.

Operating income for the Components Business increased to €27.5 million in 2002, from €22.1 million in 2001. The rise was due to the increase in sales and a more favorable sales mix, together with the cost savings of the restructuring regarding the Display Devices Business Area, announced in 2001.

Equipment Business

Consolidated revenues of the Equipment Business were €34.6 million in 2002 compared to €65.2 million in the year-ago period, reflecting a decrease by 47% (– 41.8% net of exchange rate effect).

Net sales of the Pure Gas Technologies Business Area were €14.7 million in 2002, reflecting a decrease by 55.1% (– 49.8% net of exchange rate effect) compared to €32.9 million in 2001. The persistence of the semiconductor market downturn and the consequent shrinkage in the investment activity, particularly in the construction of new fabs, negatively affected the Group’s sales.

Revenues of the Analytical Technologies Business Area decreased by 36.5% (– 31.3% net of exchange rate effect) to €10.2 million in 2002 compared to €16 million in 2001. The decline in sales was due to the semiconductor market downturn.

Net sales of the Facilities Technologies Business Area decreased by 40.8% (– 35.6% net of exchange rate effect) to €9.7 million from €16.4 million in the year-ago period, because of the reduction in the quality assurance consulting for the semiconductor industry.

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Gross profit for the Equipment Business decreased to €5.5 million from €25.3 million in 2001.

Operating loss for the Equipment Business in 2002 was €17.5 million, with respect to an operating loss of €5.2 million in the year-ago period. The drop was mainly due to the decrease in sales. It is worth mentioning that one-time costs, amounting to approximately €1 million, have been charged in the period. Such costs were related to the rationalizations of Saes Pure Gas, Inc. and the international sales and customer service structure, announced respectively in July and October 2002. Costs savings related to the above mentioned restructurings are estimated at approximately €3.4 million per year, of which €1 million was already realized in 2002.

Consolidated gross profit was €61.5 million in 2002, compared to €74.6 million in 2001. Consolidated gross profit, as percentage of net sales, was 43.5% in 2002 with respect to 46.6% in 2001.

Total operating expenses, including one–time costs previously mentioned, were €51.4 million compared to €57.6 million in 2001. Such reduction was also due to the restructurings announced in 2001 and 2002.

Consolidated operating income was €10 million in 2002 from €17 million in the year-ago period. The R.O.S. (Return on Sales) ratio decreased to 7.1% in 2002 from 10.6% in 2001.

Income taxes increased to €4.6 million in 2002 from €2.3 million in 2001. As a percentage of income before taxes, income taxes increased to 41.7% in 2002 from 13.9% in 2001. The increase in the effective tax rate in 2002 was mainly due to a valuation allowance against net deferred tax assets recorded by the indirectly controlled subsidiary Molecular Analytics, Inc., as it cannot be considered more likely than not that the deferred tax assets will be realized.

Consolidated net income was €6.5 million in 2002, as compared to €14.1 million in 2001. The decrease was mainly due to the drop in the consolidated operating income and the increase of income taxes.

The Group’s net financial position increased to €55.3 million as of December 31, 2002, from €46.8 million as of December 31, 2001, mainly because of the cash flow and to the decrease of investments.

The Group’s capital expenditures totaled €15.4 million, as compared to €23.9 million in 2001. In 2002 capital expenditures were primarily related to the purchase of new machineries, industrial equipments and laboratory instruments for R&D activity and to the completion of the buildings in some Group companies. The reduction in capital expenditures was due to the non-recurring investments in the new buildings in Lainate (Milan, Italy) and Saes Advanced Technologies S.p.A (Avezzano, Italy) included in 2001.

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January – February 2003

In the first two months of 2003 the Group’s consolidated net revenues were €21 million, basically stable with respect to the same period of 2002 (– 0.5%). Particularly sales increase for the price/quantity effect (+14.2%) was offset by a negative exchange rate effect (– 14.7%), related to the depreciation of the US dollar and the Japanese yen against the euro.

In the Components Aggregate, sales of mercury dispensers for cold cathode lamps continued to grow with respect to the same period of 2002.

SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality assurance certification services.

In May 1996, SAES Getters became the first Italian Company to be listed on the Nasdaq Stock Market. The Company’s ADRs trade under the symbol “SAESY”.

For more information, visit the Company’s web-site at http://www.saesgetters.com.

For more information, please contact
Giuseppe Rolando	Gianna La Rana
SAES Getters S.p.A.	SAES Getters S.p.A.
Group Chief Financial Officer	Investor Relations Manager
Tel +39 02 93178 203	Tel +39 02 93178 273
Fax +39 02 93178 250	Fax +39 02 93178 370
E–mail: giuseppe_rolando@saes-group.com	E-mail: gianna_la_rana@saes-group.com

Forward–Looking Statements

This news release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company. These factors include the Company’s ability to introduce new products at planned costs and on planned schedules, the Company’s ability to maintain key client relationships and the environments of the various economies in the countries the Company conducts business. Investors are also directed to consider other risks and uncertainties discussed in the documents filed by the Company with the Security and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

tables to follow –

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Saes Getters S.p.A. and Subsidiaries – Consolidated Net Sales per Business Area
Thousands of euro (except %)

Business Area	2002 (Unaudited)	2001	Total difference (%)	Price qty effect ( %)	Exchange rate effect (%)

Display Devices	60,090	54,951	9.4%	13.8%	-4.4%
Light Sources	28,081	20,598	36.3%	41.7%	-5.4%
Electronic Devices & Flat Panels	12,165	13,854	-12.2%	-8.3%	-3.9%
Vacuum Systems & Thermal Insulation	6,065	5,293	14.6%	20.4%	-5.8%

Subtotal Components	106,401	94,696	12.4%	17.1%	-4.7%

Pure Gas Technologies	14,737	32,852	-55.1%	-49.8%	-5.3%
Analytical Technologies	10,151	15,981	-36.5%	-31.3%	-5.2%
Facilities Technologies	9,695	16,376	-40.8%	-35.6%	-5.2%

Subtotal Equipment	34,583	65,209	-47.0%	-41.8%	-5.2%

Other	224	264	-15.2%	-14.8%	-0.4%

Total Net Sales	141,208	160,169	-11.8%	-7.0%	-4.8%

Index:

Display Devices	Barium getters for cathode ray tubes

Light Sources	Products used in discharge lamps and fluorescent lamps

Electronic Devices & Flat Panels	Getters and metal dispensers for electron vacuum devices and flat panel displays

Vacuum Systems & Thermal Insulation	Pumps for vacuum systems and getters for thermal insulated devices

Pure Gas Technologies	Gas purifier systems for semiconductor industry

Analytical Technologies	Trace gas analyzers for semiconductor and other industries

Facilities Technologies	Quality assurance, quality control and material inspection of the gas distribution system in semiconductor industry

Saes Getters S.p.A. and Subsidiaries – Consolidated Net Sales by Geographic Location of Customer
Thousands of euro

	2002 (Unaudited)	2001

Italy	2,154	2,892
Other EU	20,057	26,636
Other European countries	3,331	2,855
North America	32,118	46,157
Japan	23,159	19,714
Asia (excluding Japan)	57,850	59,417
Rest of the World	2,539	2,498

Total Net Sales	141,208	160,169

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Saes Getters S.p.A. and Subsidiaries – Consolidated Income Statement
Thousands of euro

Twelve months ended December 31	2002 (Unaudited)	2001

Total net sales	141,208	160,169
Cost of sales	79,752	85,594
Gross profit	61,456	74,575

R & D expenses	13,612	12,302
Selling expenses	20,590	23,088
G&A expenses	17,225	22,227
Total operating expenses	51,427	57,617
Operating income	10,029	16,958

Interest and other financial income, net	1,425	1,653
Foreign exchange gains (losses), net	292	2,683
Other income (expenses), net	(651)	(4,930)
Income before taxes	11,095	16,364
Income taxes	4,631	2,278

Net income	6,464	14,086

Saes Getters S.p.A. and Subsidiaries – Consolidated Income per Share
Euro

	2002 (Unaudited)	2001

Net Income per Ordinary Share	0.2708	0.5930
Net Income per Savings Share	0.2864	0.6086

Saes Getters S.p.A. and Subsidiaries – Consolidated Balance Sheets
Thousands of euro

	Dec 31, 2002 (Unaudited)	Dec 31, 2001

Current assets*	153,718	161,685
Property, plant and equipment, net	67,141	67,756
Intangible assets, net	13,325	17,114
Investments and other financial assets	1,104	1,587

Total Assets	235,288	248,142

Current liabilities	53,461	58,389
Long-term liabilities	11,365	12,293
Shareholders’ equity	170,462	177,460

Total Liabilities and Shareholders’ Equity	235,288	248,142

* Including non–current deferred tax assets

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Saes Getters S.p.A. and Subsidiaries – Consolidated Net Financial Position
Thousands of euro

	Dec 31, 2002 (Unaudited)	Dec 31, 2001

Financial assets
Cash and banks	78,759	70,546
Short term investments	5,261	10,457
Total current assets	84,020	81,003
Total long term assets	0	0

Total financial assets	84,020	81,003

Financial liabilities
Bank overdraft	26,176	30,617
Current portion of long term debt	1,218	914
Total current liabilities	27,394	31,531
Long term debt, net of current portion	1,336	2,666
Total long term liabilities	1,336	2,666

Total financial liabilities	28,730	34,197

Net financial position	55,290	46,806